Exhibit 99.4
FORM OF LETTER
COSI, INC.
Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Stockholders of Cosi, Inc.
[•], 2009
Dear Stockholder:
     This letter is being distributed by Cosi, Inc. (“Cosi”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York City time, on [•], 2009 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the prospectus dated [•], 2009 (a copy of which accompanies this letter) (the “Prospectus”).
     In the Rights Offering, Cosi is offering an aggregate of [•] shares of Common Stock, as described in the Prospectus.
     The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on [•], 2009, unless extended (the “Expiration Time”).
     As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., New York City time, on the Record Date. Each Right will allow you to subscribe for [•] shares of Common Stock (the “Basic Subscription Privilege”) at the cash price of $[•] per full share (the “Subscription Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 100 Rights and would have the right to purchase [•] shares of Common Stock (rounded down to [•] shares, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price.
     In the event that you purchase all of the shares of common stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by stockholders through the exercise of their Basic Subscription Privileges (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Privilege based on the number of shares each person subscribed for under the Basic Subscription Privilege. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares for which the person oversubscribed, and the remaining Unsubscribed Shares will be allocated among all other persons exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier.
     You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no stockholder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Privilege and Over-Subscription Privilege. Cosi will eliminate fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.
     Cosi can provide no assurances that each you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. Cosi will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our stockholders exercise their Basic Subscription Privileges in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privileges.
•	To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

•	To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege; you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege. See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege.”
     The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”) and will cease to have any value at the Expiration Time.
     Enclosed are copies of the following documents:

     1. Prospectus;
     2. Rights Certificate;
     3. Instructions as to the Use of Cosi, Inc. Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by Cosi and Guidelines for Request for Taxpayer Identification Number and Certification of Substitute Form W-9); and
     4. A return envelope addressed to American Stock Transfer and Trust Company, the Subscription Agent.
     Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights, even if the Rights Offering is extended by Cosi’s board of directors. However, if Cosi amends the Rights Offering to allow for an extension of the Rights Offering for a period of more than [•] days, a Rights holder may cancel its subscription and receive a refund of any money it has advanced. Rights not exercised prior to the Expiration Time will expire.
     Additional copies of the enclosed materials may be obtained from Laurel Hill Advisory Group, LLC, the Information Agent. The Information Agent’s telephone number is (888) 742-1305 or (917) 338-3181. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.
Very truly yours,
Cosi, Inc.